PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(To Prospectus Supplement Dated March 21, 2013 and Prospectus Dated March 20, 2013)	Registration No. 333-187398

WESTAR ENERGY, INC.

Direct Stock Purchase Plan

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED MARCH 21, 2013 AND PROSPECTUS DATED MARCH 20, 2013

This is a supplement (“Supplement”) to the Prospectus Supplement dated March 21, 2013 relating to the Westar Energy, Inc. Direct Stock Purchase Plan (the “Plan Prospectus Supplement”) and the Prospectus, dated March 20, 2013 (the “Prospectus”). This Supplement should be attached to the Prospectus and read in conjunction with the Prospectus and with the Plan Prospectus Supplement. Terms not defined in this supplement have the respective meanings assigned to them in the Plan Prospectus Supplement. You should read this prospectus supplement carefully and retain it for future reference.

Effective December 1, 2014, the Plan is revised. The provisions in the Plan Prospectus Supplement entitled “Plan Administration” are replaced in their entirety and revised to read as follows:

Plan Administration

Continental Stock Transfer & Trust Company is the Plan Administrator for the Plan. The Plan Administrator will receive optional cash investments, direct the purchase and sale of shares of our common stock for Plan participants, keep records, send statements and perform other duties required by the Plan. The Plan Administrator also serves as transfer agent and dividend paying agent for our common stock. The Plan Administrator will also appoint an Independent Broker to act on behalf of Plan participants in purchasing and selling shares of our common stock in the open market. See “Purchase of Shares” and “Sale of Shares on pages S-8 and S-9, respectively, of the Plan Prospectus Supplement.

Inquiries: Contact Continental’s Shareholder Service with inquiries regarding the Plan or about your account, as follows:
Toll-free: 1-800-527-2495

Shareholder service representatives are available Monday through Friday between the hours of 8:30 am and 5:30 pm Eastern Time, except on holidays recognized by New York Stock Exchange.

In writing:    Westar Energy
C/O Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004

Email:        cstmail@continentalstock.com

Please include your Westar Energy account number and a daytime phone number in all correspondence.

Initial and Optional Cash Investments. Send initial cash investments of at least $250 and subsequent optional cash investments of at least $50 per payment to:

Westar Energy
C/O Continental Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
17 Battery Place, 8th Floor
New York, NY 10004

Make your check (no money orders) payable to “CST – Westar Energy” in U.S. dollars drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that it can provide you with a check that can be cleared through a U.S. bank and that the dollar amount printed on the check is in U.S. dollars. Due to the longer clearance period, the Plan Administrator is unable to accept checks that clear through non-U.S. banks. For subsequent optional cash investments, please use the Optional Request Form, the tear-off section of your account activity statement, or you may print an Optional Cash Form from our website, www.WestarEnergy.com/investors located under “Shareholder Forms.” We are not incorporating the contents of the website into this Supplement or the accompanying Plan Prospectus Supplement or Prospectus.

The provisions in the Plan Prospectus Supplement entitled “Enrollment—Safekeeping of Stock Certificates in Book-Entry Form” are replaced in their entirety and revised to read as follows:

Safekeeping of Stock Certificates in Book-Entry Form

Shares of our common stock that you buy under the Plan will be maintained in your Plan account in book-entry form. In addition, you may also deposit any other shares of our common stock that you hold in certificate form into the Plan for “safekeeping” to be held in book-entry form, at no cost. Deposited shares represented by common stock certificates will be credited to your account. Thereafter, the shares are treated in the same manner as shares purchased through the Plan, giving you the options of reinvesting your dividends and selling your shares through the Plan.

To use the safekeeping service, complete the Optional Request Form, the tear-off section of your account activity statement or write a letter of instruction and send it, along with your stock certificate(s), to the Plan Administrator. We recommend that securities be sent by registered mail and insured for 3% of their market value. Do not endorse the certificate(s) or complete the assignment section.

Certificate(s) deposited for safekeeping should be sent to:

Westar Energy
C/O Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
Investing in these securities involves certain risks. See “Risk Factors” in “Item 1A—Risk Factors” beginning on page 18 of our Annual Report on Form 10-K for the year ended December 31, 2013. Our annual report is incorporated by reference into the accompanying prospectus.
Shares of our common stock are not savings accounts, deposits or other obligations of a bank, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. An investment in our common stock involves investment risk, including possible loss of principal.
Neither the Securities and Exchange Commission nor any state securities regulators or other regulatory bodies have approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 26, 2014.